Information for Shareholders
Directors and Executive Officers
Committees are as follows: Audit Committee, Human Resources & Compensation (HRC) Committee; and Nominating & Corporate Governance (NCG) Committee.

BOARD OF DIRECTORS

Daniel (Dan) Hancock Member Since: July 2017 Residence: Indianapolis, Indiana, USA	Michele Buchignani Member Since: March 2018 Residence: Vancouver, BC Canada	Brenda Eprile Member Since: October 2013 Residence: North York, ON Canada	Rita Forst Member Since: April 2020 Residence: Doersdorf, Germany
Chair, Board of Directors Chair, HRC Committee Member, NCG Committee	Chair, NCG Committee Member, HRC Committee	Chair, Audit Committee Member, HRC Committee	Member, Audit Committee Member, HRC Committee

Anthony (Tony) Guglielmin Member Since: January 2021 Residence: Vancouver, BC Canada	David Johnson Member Since: January 2019 Residence: Scottsdale, Arizona USA	Karl-Viktor Schaller Member Since: April 2020 Residence: Munich, Germany	Eileen Wheatman Member Since: April 2020 Residence: Petaluma, California USA
Member, Audit Committee Member, NCG Committee	No Committee Membership	Member, Audit Committee Member, NCG Committee	Member, HRC Committee

NAMED EXECUTIVE OFFICERS

Richard Orazietti	James (Jim) Arthurs	Massimiliano Fissore(1)	Bart van Aerle
Chief Financial Officer	Executive Vice President	Executive Vice President Transportation	Vice President Product and Business Strategy
Start Date: September 2019 Resides in: Vancouver, BC Canada	Start Date: May 2011 Resides in: Vancouver, BC Canada	Start Date: June 2019 Resides in: Cherasco, Italy	Start Date: December 2014 Resides in: Eindhoven, Netherlands
NOTES:
1.Effective January 7, 2021, Mr. Fissore retired from the organization.

Corporate Information

STOCK LISTINGS
NASDAQ	WPRT
Toronto Stock Exchange	WPRT
Legal Counsel
Bennett Jones LLP, Calgary, Alberta, Canada
Auditors
KPMG LLP, Independent Registered Public Accounting Firm, Vancouver, British Columbia, Canada
Contact Information
1750 West 75th Avenue, Suite 101, Vancouver, BC, Canada V6P 6G2 | T 604-718-2000 F 604-718-2001 | invest@wfsinc.com
Annual General Meeting of Shareholders

VIRTUAL MEETING ACCESS	VOTING AT THE MEETING
Wednesday May 5th, 2021 at 10:00 am PT / 1:00pm ET	Registered Shareholders and Duly Appointed Proxy Holders are required to preregister in order to vote telephonically at the Meeting.
Webcast: http://services.choruscall.ca/links/westportagm20210505.html or Phone: 1-800-319-4610 (Canada/USA) +1-604-638-5340 (International)	Pre-Registration Link: https://tinyurl.com/agmpreregistration Registration will remain open until 30 minutes before the meeting
Westport Shareholder Services
Shareholders with questions about their account-including change of address, lost stock certificates, or receipt of multiple mail-outs and other related inquiries-should contact our Transfer Agent and Registrar:
Computershare Trust Company of Canada
510 Burrard Street, 2nd Floor,
Vancouver, BC, Canada V6C 3B9
T 604-661-9400 F 604-661-9401
Westport Fuel Systems Resources
Topics featured can be found on our websites:

WESTPORT FUEL SYSTEMS	wfsinc.com
INVESTOR RELATIONS	investors.wfsinc.com
TWITTER	twitter.com/westportdotcom
CUMMINS WESTPORT	cumminswestport.com
The information on these websites is not incorporated by reference into this Annual Report. Financial results, Annual Information Form, news, services, and other activities can also be found on the Westport Fuel Systems website, on SEDAR at sedar.com, or at the SEC at www.sec.gov.
Shareholders and other interested parties can also sign up to receive news updates, stock quotes, events and presentations by email at: investors.wfsinc.com/resources/investor-email-alerts